

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2015

<u>Via Email</u>
Anish Bhatnagar
Chief Executive Officer
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

      Re: **Capnia, Inc.**
             Amendment No. 1 to Registration Statement filed on Form S-4
             File No. 333-203162
             Filed: May 19, 2015

Dear Dr. Bhatnagar:

      We have reviewed the non-financial statement disclosure the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. To the extent you believe our comments do not apply to your facts and circumstances or believe an amendment is inappropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and any information you provide in response to these comments, we may raise additional comments.

<u>Cover Page of Prospectus</u>

1. The first narrative sentence indicates that Capnia is offering Series C Warrants "in exchange for" the valid, cash exercise of the Series B Warrants "or the Series B Warrants prior to…the Expiration Date" and therefore suggests that unexercised Series B warrants could be tendered. As discussed by telephone on May 28th, 2015, please remove this implication if untrue and make any conforming changes throughout the registration statement if necessary.

2. The cover page and prospectus refer to an "Offer to Exchange" and "Exchange Offer." The reply provided in response to our prior comment number two in our letter dated April 13, 2015, does not provide a complete analysis in support of Capnia's determination that the transaction being presented to Series B warrant holders constitutes an "Offer to Exchange" or "Exchange Offer" as distinguished from a transaction to raise capital. As discussed by telephone on May 28th, 2015, Capnia will need to demonstrate to us that the proposed transaction is eligible to be registered on Form S-4 pursuant to General Instruction A.1. of that form, or register the transaction on a different form and delete the references to "Offer to Exchange" and "Exchange Offer."

<u>Important Information, page iv</u>

3. The first narrative sentence in this section indicates that "Series B Warrants…not validly withdrawn prior to the Expiration Date may not be withdrawn at any time after the Expiration Date." This sentence suggests a termination of withdrawal rights that is inconsistent with Rule 13e-4(f)(2)(ii). Please revise and make any conforming changes.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact me at (202) 551-3266 with any questions.

Regards,

/s/ Nicholas P. Panos

Nicholas P. Panos

cc: Elton Satusky, Esq.
    Eric Hsu, Esq.
    Wilson Sonsini Goodrich & Rosati